Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

March 16, 2023

Re:	Oncolyze, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

File No. 024-11890

Ladies and Gentlemen:

On behalf of Oncolyze, Inc., I hereby request qualification of the above-referenced offering statement at 2:00 P.M., Eastern Time, on Monday, March 20, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Steven J. Evans

Steven J. Evans

Chief Executive Officer

Oncolyze, Inc.

Cc:	Jeanne Campanelli

CrowdCheck Law LLP